SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-10145

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

(Title of the Plan)

LYONDELL CHEMICAL COMPANY

1221 McKinney Street

Suite 700

Houston, Texas 77010

(Name and address of principal executive office of the issuer of the securities)

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

*	Other supplemental schedules are not required and have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Benefits Administrative Committee of the

Lyondell Chemical Company 401(k) and Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lyondell Chemical Company 401(k) and Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 29, 2006

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS
Participant-directed investments:
Investment in Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust	$337,391,278	$308,821,843

Nonparticipant-directed investments:
Investment in Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust	112,407,427	130,841,953

Net assets available for benefits	$449,798,705	$439,663,796

The accompanying notes are an integral part of these financial statements.

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2005

	Participant Directed	Nonparticipant Directed	Plan Total
Contributions:
Employer	$—	$9,160,746	$9,160,746
Participant	15,115,920	2,486,864	17,602,784
Rollover	1,132,618	—	1,132,618

Total	16,248,538	11,647,610	27,896,148

Investment income:
Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust	23,757,937	(19,161,976)	4,595,961

Net investment income	23,757,937	(19,161,976)	4,595,961

Benefits paid to participants	(18,100,864)	(5,348,067)	(23,448,931)

Transaction fees	(39,136)	(34,487)	(73,623)

Loan activity:
Participant borrowings	1,439,704	(1,439,704)	—
Participant repayments	(2,095,186)	2,095,186	—

Net loan activity	(655,482)	655,482	—

Transfer activity	7,358,442	(6,193,088)	1,165,354

Net increase (decrease)	28,569,435	(18,434,526)	10,134,909

Net assets available for benefits:
Beginning of period	308,821,843	130,841,953	439,663,796

End of period	$337,391,278	$112,407,427	$449,798,705

The accompanying notes are an integral part of these financial statements.

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

1. Description of Plan

General—The Lyondell Chemical Company 401(k) and Savings Plan (the “Plan”) is a defined contribution plan for employees and vested former employees of Lyondell Chemical Company (“Lyondell” or the “Company”). Full-time or part-time employees are eligible to participate immediately in the Plan upon the beginning of employment with the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan document for a complete description of the Plan.

Plan Administration—The Plan is administered by the Lyondell Benefits Administrative Committee comprising of individuals appointed by the Company’s Board of Directors. Fidelity Institutional Retirement Services Company (“FIRSCO”) is the Plan’s recordkeeper. Plan assets are maintained in the Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust (“Master Trust”) under the custody of Fidelity Management Trust Company (“Trustee”). The Trustee makes payments as authorized by the Plan. Lyondell pays all administrative expenses of the Plan. Transaction fees related to withdrawals, are paid by the participants.

Contributions—Subject to the Internal Revenue Code limitation on the maximum amount of an employee’s contribution on a pre-tax basis to $14,000 in 2005, participants are allowed to contribute from 1% to 50% of their base pay to the Plan through pre-tax payroll deductions (“Elective Deferrals”) and from 1% to 10% of their base pay through after-tax payroll deductions (“Savings Contributions”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions up to a maximum amount of $4,000 in 2005. Lyondell makes matching Company contributions to eligible participant accounts at the rate of 100% of the Elective Deferrals up to a maximum Company contribution of 6% of each participant’s eligible base pay, with the exception of the represented employees at the Company’s Lake Charles, Louisiana facility who receive a Company contribution equal to 100% of the Elective Deferrals up to a maximum Company contribution of 4% of each participant’s eligible base pay. Participants are eligible for Company contributions immediately upon enrollment into the Plan. Any employee/participant who was hired before April 1, 2002 is fully vested in and has a nonforfeitable right to all Company contributions and earnings thereon. Any employee/participant who was hired on or after April 1, 2002 shall be vested in and have a nonforfeitable right to all Company contributions and earnings thereon on the earliest of the date the participant (i) attains three years of vesting service; (ii) dies; (iii) attains normal retirement age, or (iv) becomes disabled and is eligible for long-term disability benefits under a plan sponsored by the Company, a subsidiary or affiliate.

Investment Election—All participant assets are held in the Master Trust. Contributions are invested, based on participants’ instructions, in any of the various investment options selected by the Benefits Administrative Committee. Through the Master Trust, the Plan offers various mutual funds, an employer stock fund, a money market fund and a self-directed brokerage option. Under the self-directed brokerage option, participants may direct investments in any security or other investments offered by Fidelity, regardless of whether they are included as investment options offered by the Plan.

Participants may invest in Lyondell common stock held in the Employee Stock Ownership Plan (“ESOP”) portion of the Plan as described under Section 4975(e)(7) of the Internal Revenue Code. Dividends on Lyondell common stock are reinvested in Lyondell common stock, unless the participant elects direct dividend payment as allowed by the Plan. All Company matching contributions are used to purchase Lyondell common stock. At any time, a participant may, by a change in investment direction, direct that shares of Lyondell common stock be converted to cash and the proceeds, less any applicable sales expenses, be invested in another investment option.

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the terms of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Benefit Payments and Borrowings—If a participant terminates employment for any reason, the participant’s vested account balance will be distributed upon attainment of age 65 or anytime the participant makes application to receive the funds prior to age 65. Prior to March 28, 2005, if the participant’s vested account balance was $5,000 or less, the participant’s vested account balance would be distributed as soon as practicable after termination. Effective March 28, 2005, the Plan was amended to reflect that if the participant’s vested account balance is $1,000 or less, the participant’s vested account balance will be distributed as soon as practicable after termination.

The Plan permits withdrawals of Elective Deferrals under certain hardship conditions as defined by the Plan and granted by the Benefits Administrative Committee. Savings Contributions may be withdrawn in total or partial amounts as defined by the Plan.

Distributions upon retirement or termination have generally been in Lyondell common stock or BP ADS to the extent assets were held in the form of such stock, and in cash to the extent invested in any other investment funds maintained under the Plan.

The Plan permits employees to borrow from their vested account balance, as defined by the Plan and subject to a minimum of $1,000 and $15,000 for general-purpose and residential loans, respectively, and a maximum of the lesser of $50,000 or 50% of the participant’s vested balance. The interest rate currently charged for loans is a fixed rate equal to the average prime rate reported in The Wall Street Journal as of the last business day of the month preceding the date the loan application was received by the Benefits Administrative Committee, subject to a 6% maximum while a participant is on military leave of absence. The loans are secured by a portion of the balance in the participant’s account and bear interest at rates ranging from 4.5% to 9.0%. Repayment periods range from one to five years for general-purpose loans and one to ten years for residential loans. The loans and interest are paid ratably through payroll deductions. Repaid principal and interest are added to investment funds according to the current investment elections of the participant. The loans are carried as investments by the Master Trust at their face amount. When a participant terminates employment with the Company, the unpaid balance of the participant’s loan(s) must be repaid within 60 days after separation from service. If the loan is not repaid, it will be automatically treated as a distribution to the participant.

Forfeited Accounts—Amounts in forfeited nonvested accounts totaled approximately $53,002 and $20,487 at December 31, 2005 and 2004, respectively. These accounts are used to reduce future matching contributions.

Termination Provision—Although it has not expressed any intent to do so, Lyondell has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all participants will be fully vested in their accounts and all assets of the Plan will continue to be held for distribution to participants as provided in the Plan.

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies

Basis of Accounting—The financial statements of the Plan are prepared using the accrual method of accounting, except for benefit payments which are recorded when paid in accordance with generally accepted accounting principles.

Investment Valuation and Income Recognition—The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. Quoted market prices are used to value investments in the Master Trust. Investment funds are valued at net asset value as of the last business day of the periods presented, which is the fair value of all securities held plus accruals for dividend income and interest income. Short-term and certain other investments and participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are accounted for on the trade date. Gains or losses on the sale or distribution of securities are computed on an average cost basis. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments, is included in “Investment income” in the Statement of Changes in Net Assets Available for Benefits.

Transfer Activity—Transfer activity includes transfers to and from other plans participating in the Master Trust.

Nonparticipant-directed Investments—As described in Note 1, all Company matching contributions are used to purchase Lyondell common stock. In addition, Plan participants have the ability to direct their own contributions toward the purchase of Lyondell common stock. Participants may, at any time and with no restrictions, direct any Lyondell shares, including those purchased with the Company’s matching contribution, to be sold with the proceeds redirected to another investment option of the participants’ choosing.

Prior to the 2002 plan year, separate investment funds were maintained for the Lyondell common stock purchased with the Company’s matching contribution and Lyondell common stock purchased at the participants’ own direction. The Lyondell stock fund purchased with the Company’s matching contribution was considered nonparticipant-directed. In 2002 both Lyondell stock funds were merged such that Lyondell common stock purchased with the Company’s matching contribution is now indistinguishable from that purchased at participants’ direction. Because the participant-directed and nonparticipant-directed amounts cannot be separately determined, the entire Lyondell stock fund is considered nonparticipant-directed and is reflected accordingly in the Plan’s Statement of Changes in Net Assets Available for Benefits and the Master Trust’s Statement of Net Assets Available for Benefits.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Use of Estimates—The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties—The Master Trust provides for various investment options in any combination of stocks, bonds and mutual funds. Investment securities are exposed to various risks, such as market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

3. Tax Status

The Plan is a qualified plan under Sections 401(a) and (k) of the Internal Revenue Code of 1986, as amended (“the Code”), and is a qualified employee stock ownership plan under Section 4975(e)(7) of the Code. The Plan has received a favorable determination letter from the Internal Revenue Service dated July 20, 2001. The Plan has been amended since receiving the determination letter. However, the Benefits Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision is made for federal income taxes.

4. Reconciliation of the Plan Financial Statements to Schedule H of Form 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Schedule H of Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$449,798,705	$439,663,796
Deemed distributions of participant loans	(105,404)	(72,031)

Net assets available for benefits per Schedule H of Form 5500	$449,693,301	$439,591,765

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to Schedule H of Form 5500:

2005
Total benefits paid to participants per the financial statements	$23,448,931
Deemed distributions of participant loans	33,373

Total benefits paid per Schedule H of Form 5500	$23,482,304

Amounts allocated to deemed distributions of participant loans are recorded as an investment in the financial statements and recorded as an expense on Schedule H of Form 5500.

Deemed Distribution—A participant loan is deemed distributed during the plan year under the provisions of Internal Revenue Code section 72(p) and Treasury Regulation section 1.72(p) if the participant loan is treated as a direct investment solely of the participant’s individual account and the participant has discontinued payment of the loan as of the end of the year. For financial statement purposes, the loan balance is still considered as an outstanding loan until the loan obligation has been satisfied and is not treated as an actual distribution until such time the participant separates from employment and the participant’s vested account balance is fully distributed.

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

5. Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust

The Master Trust was established in March 1999 and is a pooled investment trust composed of the beneficial interests of certain participating defined contribution plans of Lyondell, Equistar Chemicals, LP and LYONDELL-CITGO Refining LP, all of which are related entities. At December 31, 2005 and 2004, the Plan’s investment assets were held in a trust account with Fidelity and consist of a specific interest in the Master Trust. The Plan’s specific interest in the Master Trust was approximately 34.73% and 34.39% at December 31, 2005 and 2004, respectively. The Plan’s interest in the nonparticipant-directed investments of the Master Trust was 100% for both December 31, 2005 and 2004. The net assets available for benefits of the Master Trust are presented below:

	December 31,
	2005	2004
ASSETS
Investments, at fair value:
Participant-directed investments:
Mutual funds	$593,988,153	$521,085,750
Common stock	54,943,615	61,663,943
Participant loans receivable, at cost	46,158,011	46,537,485
Money market funds	157,262,389	157,468,687
Self-directed brokerage accounts	118,942,845	111,172,174
Nonparticipant-directed investments:
Common stock	112,407,427	130,841,953

Total investments	1,083,702,440	1,028,769,992
Other receivables	269,934	112,929

NET ASSETS AVAILABLE FOR BENEFITS	$1,083,972,374	$1,028,882,921

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

The components of total investment income of the Master Trust for the year ended December 31, 2005 are presented below.

	Participant Directed	Nonparticipant Directed	Trust Total
Investment income:
Net appreciation (depreciation) in the fair value of investments:
Mutual funds	$30,571,089	$—	$30,571,089
Common stock	(1,506,216)	(22,586,807)	(24,093,023)
Self-directed broker accounts	(206,014)	—	(206,014)

	28,858,859	(22,586,807)	6,272,052

Interest income	815,275	—	815,275
Interest from participant loans	1,892,155	288,769	2,180,924
Dividend income	24,530,217	3,136,062	27,666,279

Total	$56,096,506	$(19,161,976)	$36,934,530

6. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan also invests in shares of Lyondell Chemical Company common stock, which also qualify as party-in-interest transactions. These party-in-interest transactions are permissible under provisions of ERISA. Lyondell pays the costs of administering the Plan.

LYONDELL CHEMICAL COMPANY

401(K) AND SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

EIN: 95-4160558, P/N: 007

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

As of December 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

*	PARTICIPANT LOANS	4.5%-9.0%; maturity dates ranging from 2005 to 2015	$16,363,324

*	Denotes party-in-interest transaction.

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

By:	/s/ Allen C. Holmes
ALLEN C. HOLMES Chairman, Benefits Administrative Committee

Date: June 29, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit	Sequentially Numbered Page Where Located

23	Consent of Independent Registered Public Accounting Firm	14